Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

Allied World Assurance Company, Ltd.	Bermuda
Allied World Assurance Holdings (Ireland) Ltd	Bermuda
* Allied World Assurance Company (U.S.) Inc.	Delaware
* Newmarket Underwriters Insurance Company	New Hampshire
* Newmarket Administrative Services, Inc.	Delaware
* Allied World Assurance Company (Europe) Limited	Ireland
* Allied World Assurance Company (Reinsurance) Limited	Ireland

*	Subsidiaries of Allied World Assurance Holdings (Ireland) Ltd